SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Peoples Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71103B102

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of reporting person/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ella Mae Barq
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person	(5) Sole voting power 484,891
(6) Shared voting power None
(7) Sole dispositive power 484,891
(8) Shared dispositive power None
(9)	Aggregate amount beneficially owned by each reporting person 484,891
(10)	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.44%
(12)	Type of reporting person (see instructions) IN

(1)	Name of reporting person/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Tanner Swetman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person	(5) Sole voting power 347,727
(6) Shared voting power 11,425
(7) Sole dispositive power 347,727
(8) Shared dispositive power 11,425
(9)	Aggregate amount beneficially owned by each reporting person 359,152
(10)	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.99%
(12)	Type of reporting person (see instructions) IN

(1)	Name of reporting person/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chevis C. Swetman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person	(5) Sole voting power 295,312
(6) Shared voting power 473,911
(7) Sole dispositive power 295,312
(8) Shared dispositive power 473,911
(9)	Aggregate amount beneficially owned by each reporting person 769,223
(10)	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 14.97%
(12)	Type of reporting person (see instructions) IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 10549

SCHEDULE 13G UNDER THE SECURITIES

EXCHANGE ACT OF 1934

Item 1(a). Name of Issuer

Peoples Financial Corporation

Item 1(b). Name of Issuer’s Principal Executive Offices:

Howard and Lameuse Streets

Biloxi, MS 39530

Item 2(a). Name of Person Filing:

Chevis C. Swetman

Item 2(b). Address or Principal Business Office or, if None, Residence:

1210 Beach Blvd., Biloxi, Mississippi 39530

Item 2 (c). Citizenship:

United States of America

Item 2 (d). Title of Class of Securities:

Common Stock

Item 2 (e). CUSIP Number:

71103B102

Item 3. This statement is filed pursuant to Rule 13d-1(c) for Mrs. Ella Barq, Mr. Andrew Swetman and Mr. Chevis Swetman as individuals.

Item 4. Ownership

(a)	Amount Beneficially Owned: 769,223

(b)	Percent of Class: 14.97%

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote: 295,312

(ii)	shared power to vote or to direct the vote: 473,911

(iii)	sole power to dispose or to direct the disposition of: 295,312

(iv)	shared power to dispose or to direct the disposition of: 473,911

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported

Not applicable.

Item 8. Identification and Classification of Members of a Group.

Not applicable.

Item 9. Dissolution of Group.

Not applicable.

Item 10. Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ella Mae Barq	February 7, 2012
Ella Mae Barq	Date

/s/ Andrew Tanner Swetman	February 7, 2012
Andrew Tanner Swetman	Date

/s/ Chevis C. Swetman	February 7, 2012
Chevis C. Swetman	Date

The undersigned persons, on February 7, 2012, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Peoples Financial Corporation at December 31, 2011.

/s/ Ella Mae Barq	February 7, 2012
Ella Mae Barq	Date

/s/ Andrew Tanner Swetman	February 7, 2012
Andrew Tanner Swetman	Date

/s/ Chevis C. Swetman	February 7, 2012
Chevis C. Swetman	Date